UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING

(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On August 25, 2003 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), filed a quarterly report with Deutsche Boerse AG for the second quarter ended June 30, 2003 (the “Quarterly Report”). The Quarterly Report is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the SAP’s future financial results are discussed more fully in the SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

2

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Report dated August 25, 2003

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

	By:	/s/ Henning Kagermann

		Name:	Prof. Dr. Henning Kagermann
		Title:	CEO

	By:	/s/ Werner Brandt

		Name:	Dr. Werner Brandt
		Title:	CFO

Date: August 25, 2003

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Quarterly Report dated August 25, 2003

5

Exhibit 99.1

SAP INTERIM REPORT
JANUARY — JUNE 2003

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

The quarterly report discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS that are considered non-GAAP financial measures. The non-GAAP measures included in our quarterly report have been reconciled to the nearest GAAP measure as is now required under new SEC rules regarding the use of non-GAAP financial measures. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. Further Management believes that pro forma operating income, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR and LTI) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

In addition, management gives guidance based on non-GAAP financial measures. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock based compensation, impairment related charges and acquisition related charges. Management views these expenses as less meaningful to assess the financial performance of our core operations or they are factors outside management’s control dependent on fluctuations in SAP’s share price, or the share price of companies we acquire or in which we invest.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

ECONOMIC SITUATION

OPERATIONAL PERFORMANCE For the second quarter of 2003, operating income increased 6 % to € 340 million (2002: € 320 million). Pro forma operating income, excluding stock-based compensation and acquisition-related charges, increased 20 % to € 388 million (2002: € 324 million). The operating margin for the second quarter of 2003 was up 3 percentage points to 21 % compared to the second quarter of last year. The pro forma operating margin, before stock-based compensation and acquisition related charges, was up 6 percentage points to 24 % compared to same period last year. Software revenues for the 2003 second quarter were € 431 million (2002: € 496 million), down 13 % from the second quarter of last year. On a constant currency basis, software revenues were down 5 % compared to last year. Based on software revenues, the Company believed it continued to gain additional market share in the second quarter of 2003. On a rolling four quarter basis, the Company’s worldwide share of the market (consisting of SAP and the five companies)1) based on software revenues was 55 % at the end of the second quarter of 2003 compared to 54 % at the end of the first quarter of 2003 and 45 % at the end of the second quarter of 2002.

Total revenues for the second quarter of 2003 were down 8 % to €1.6 billion (2002: € 1.8 billion). At constant currency rates, however, total revenues for the 2003 second quarter increased by 2 % compared to the second quarter of 2002. Product revenues, which include software and maintenance revenues, for the second quarter were € 1.1 billion (2002: € 1.1 billion). Maintenance revenues were € 633 million (2002: € 595 million). Consulting and training revenues were € 479 million (2002: € 545 million) and € 75 million (2002: € 115 million), respectively.

Net income for the second quarter of 2003 was € 219 million (2002: €-232 million), or € 0.71 per share (2002: €-0.74 per share). The second quarter 2002 net income included impairment charges related to the Commerce One write down of € 297 million. Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income for the second quarter of 2003 was € 251 million (2002: € 155 million), or € 0.81 per share (2002: € 0.49 per share), representing an increase of 62%.

Regional Performance For the second quarter of 2003, revenues in the Europe, Middle East and Africa (EMEA) region decreased 3 % to € 942 million (2002: € 976 million). Revenues in Germany decreased 1%. Second quarter 2003 revenues in the Americas region were down 15 % to € 506 million (2002: € 593 million). More importantly, however, at constant currency rates, revenues in the Americas were up 6%. The Company continued to outperform its U.S. based competitors, as it believed it continued to gain market share in this region. Moreover, the Company also believed that in the second quarter it remained the number one business software application vendor in the U.S. based on software revenues.2) Revenues in the Asia-Pacific region (APA) for the second quarter of 2003 decreased 9 % to € 190 million (2002: € 209 million). At constant currency rates, however, APA revenues increased 5%.

Software Revenue by Solution For the second quarter of 2003, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately € 85 million, down 16 % from the same period last year (€ 101 million) and represented 20 % of total software revenues. mySAP SCM (Supply Chain Management) related second quarter 2003 software revenues totaled approximately € 86 million, down 17 % from the second quarter of 2002 (€ 104 million) and represented 20 % of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

KEY FIGURES AT A GLANCE SAP GROUP

			Change	Change
	Q2 2003	Q2 2002	total	in %

	In € millions
Revenues	1,638	1,778	-140	-8
Software revenues	431	496	-65	-13
Income before taxes	347	-107	454	424
Net income	219	-232	451	194
Headcount, in FTE (June 30)	28,961	29,354	-393	-1

REVENUE BY REGION SAP GROUP

	Revenue	Revenue	Change	Change
	Q2 2003	Q2 2002	total	in %

	In € millions
Total	1,638	1,778	- 140	- 8
— at constant currency rates				2
EMEA	942	976	- 34	- 3
— at constant currency rates				- 2
Asia Pacific	190	209	- 19	- 9
— at constant currency rates				5
Americas	506	593	- 87	- 15
— at constant currency rates				6

1)	Worldwide market share based on software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used).

2)	U.S. market share based on U.S. software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated).

Six Months Results For the six months ended June 30, 2003, total revenues decreased 8 % to € 3.2 billion (2002: € 3.4 billion). On a constant currency basis, total revenues for the first six months increased 1% compared to the same period last year.

For the first six months of 2003, operating income increased 26 % to € 638 million (2002: € 506 million). Pro forma operating income, excluding stock-based compensation and acquisition-related charges, for the 2003 six month period increased 23 % to € 692 million (2002: € 562 million).

For the first half of 2003, software revenues decreased 13 % to € 783 million (2002: € 898 million). On a constant currency basis, software revenues for the first six months decreased 5 % compared to the same period last year. Consulting revenues for the 2003 six month period were € 955 million (2002: € 1.1 billion) and training revenues were € 152 million (2002: € 225 million).

In the first half of 2003, sales in the EMEA region decreased 4 % to € 1.8 billion (2002: € 1.9 billion). Sales in the Americas declined 17 % to € 974 million (2002: € 1.2 billion) and in the APA region revenues were down 2 % to € 388 million (2002: € 394 million).

In the first half of 2003, the Company generated € 717 million of free cash flow (defined as operating cash flow less capital expenditures, which were € 90 million for the first half of 2003), and at June 30, 2003, the Company had € 1.8 billion of liquid assets.

INVESTMENTS Personnel growth in FY 2003 should, just as last year, be strictly controlled and evolve according to business developments. SAP will also base its investments in fixed assets on business developments.

OUTLOOK

SAP continues to expect pro forma earnings per share for 2003, excluding stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of € 3.45 per share to € 3.60 per share. The Company has slightly increased its target for pro forma operating margin, excluding stock-based compensation and acquisition-related charges. Previously, the Company expected its 2003 pro forma operating margin to increase by around 1 percentage point compared to 2002. The Company now expects its 2003 pro forma operating margin to be between 1 and 1.5 percentage points higher than the level achieved in 2002. While the Company continued to not provide revenue expectations, it expects to achieve its pro forma operating margin and pro forma earnings per share targets through continued market share gains and cost containment amid the current business environment and business seasonality in line with historical patterns.

SECOND QUARTER HIGHLIGHTS

SAP CONTINUES TO GAIN MARKET SHARE IN THE BUSINESS APPLICATIONS MARKET Key contracts in the second quarter include Fender, Sony Pictures, and University of Cincinnati in the Americas region, European Central Bank, Ferrero, Telecom Italia and Vattenfall in the EMEA region and Sharp, Shougang and Toyota Tsusho in the Asia/Pacific region.

SAP HOSTED ITS ANNUAL SAPPHIRE CUSTOMER CONFERENCE IN ORLANDO, FL, ATTRACTING MORE THAN 7,000 ATTENDEES SAP highlighted the continued momentum and value of SAP NetWeaver and announced several key partnerships dedicated to develop and deliver solutions for the SMB market with IBM and BearingPoint. In addition, the Company announced the first vertical solution developed by American Express based on SAP Business One for wholesale distribution.

ALSO FEATURED AT SAPPHIRE ORLANDO WAS THE LATEST RELEASE OF MYSAP CRM, delivering the most comprehensive solution on the market with a powerful set of industry-specific end-to-end processes adapted for unique industry environments. Also announced was the latest release of mySAP SCM, which provides customers in the discrete, process manufacturing, and consumer products industries with more than twenty new processes and more than thirty process enhancements to help them build their adaptive supply chain networks.

SAP LAUNCHED THE SAP CUSTOMER SERVICES NETWORK The initiative offers easy and more coordinated access to the comprehensive scope of SAP services including new offerings such as services for increasing the quality in upgrades and risk management, business and benefit mapping, consulting, custom development and global customer competence center programs.

SAP HELD ITS ANNUAL GENERAL MEETING IN MAY All items proposed by the Supervisory Board and Executive Board were approved at the meeting by more than 99 percent of the represented voting capital. Hasso Plattner, former Co-Chairman and CEO of the SAP Executive Board, was elected as a member of the Supervisory Board and then elected Chairman by that Board. Klaus-Dieter Laidig resigned as a member of the Supervisory Board. A dividend in the amount of € 0.60 per non-par value share was paid to SAP shareholders.

HEADCOUNT
Number of employees
(In full time equivalents)

			Absolute
	06/30/2003	03/31/2003	change

Research & Development	8,391	8,195	- 196
Service & Support	12,473	12,432	- 41
Sales & Marketing	5,108	5,041	- 67
General & Administration	2,989	2,986	- 3

SAP Group	28,961	28,654	- 307
EMEA	19,379	19,223	- 156
Americas	6,097	6,122	25
Asia Pacific	3,485	3,309	- 176

CONSOLIDATED INCOME STATEMENTS SAP GROUP 2ND QUARTER

			Change
	2003	2002	in %

	In € millions — unaudited
Software revenue	431	496	- 13%
Maintenance revenue	633	595	6%
Product revenue	1,064	1,091	- 2%
Consulting revenue	479	545	-12%
Training revenue	75	115	- 35%
Service revenue	554	660	- 16%
Other revenue	20	27	- 26%

Total revenue	1,638	1,778	- 8%
Cost of product	- 189	- 205	- 8%
Cost of service	- 411	- 480	- 14%
Research and development	- 241	- 231	4%
Sales and marketing	- 358	- 438	- 18%
General and administration	- 99	- 96	3%
Other income/expenses, net	0	- 8	- 100%

Total operating expense	- 1,298	- 1,458	- 11%
Operating income	340	320	6%
Other non-operating income/expenses, net	2	28	- 93%
Financial income, net	5	- 455	101%

Income before income taxes	347	- 107	424%
Income taxes	- 127	- 125	2%
Minority interest	- 1	0	n/a

Net income	219	- 232	194%
Basic earnings per share (in €)	0.71	- 0.74	194%

CONSOLIDATED INCOME STATEMENTS SAP GROUP SIX MONTHS ENDED JUNE 30

			Change
	2003	2002	in %

	In € millions — unaudited
Software revenue	783	898	- 13%
Maintenance revenue	1,241	1,192	4%
Product revenue	2,024	2,090	- 3%
Consulting revenue	955	1,084	-12%
Training revenue	152	225	- 32%
Service revenue	1,107	1,309	- 15%
Other revenue	27	37	- 27%

Total revenue	3,158	3,436	- 8%
Cost of product	- 373	- 426	- 12%
Cost of service	- 844	- 990	- 15%
Research and development	- 459	- 453	1%
Sales and marketing	- 665	- 840	- 21%
General and administration	- 173	- 211	- 18%
Other income/expenses, net	- 6	- 10	- 40%

Total operating expense	- 2,520	- 2,930	- 14%
Operating income	638	506	26%
Other non-operating income/expenses, net	12	28	- 57%
Financial income, net	8	- 514	102%

Income before income taxes	658	20	3,190%
Income taxes	- 250	- 185	35%
Minority interest	- 3	- 2	50%

Net income	405	- 167	343%
Basic earnings per share (in €)	1.31	- 0.53	343%

CONSOLIDATED BALANCE SHEETS SAP GROUP

			Change
	06/30/2003	12/31/2002	in %

	In € millions — unaudited
Assets
Intangible assets	410	441	- 7%
Property, plant and equipment	1,011	1,034	- 2%
Financial assets	167	164	2%

Fixed assets	1,588	1,639	- 3%
Accounts receivables	1,530	1,967	- 22%
Inventories and other assets	395	275	44%
Liquid assets/marketable securities	1,782	1,239	44%
Current assets	3,707	3,481	6%
Deferred taxes	303	402	- 25%
Prepaid expenses	133	88	51%

Total assets	5,731	5,610	2%
Shareholders’ equity and liabilities
Shareholders’ equity	3,014	2,872	5%
Minority interest	55	56	- 2%
Reserves and accrued liabilities	1,130	1,562	- 28%
Other liabilities	699	758	- 8%
Deferred income	833	362	130%

Total shareholders’ equity and liabilities	5,731	5,610	2%

Days sales outstanding	80	87

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Other
	Subscribed	Treasury	paid-in	Retained	comprehensive
	capital	stock	capital	earnings	income/loss	Total

	In € millions — unaudited
01/01/2002	315	- 94	163	2,547	179	3,110

Net income				- 167		- 167
Dividends paid				- 182		- 182
Buyback treasury stock		- 150				- 150
Currency translation adjustment					- 240	- 240
Unrealized losses on marketable securities					- 6	- 6
Unrealized gains on hedges					2	2
Stock-based compensation			35			35
Convertible bonds & stock options exercised			3			3
Other changes			- 5	- 2		- 7
06/30/2002	315	- 244	196	2,196	- 65	2,398

01/01/2003	315	- 373	185	2,871	-126	2,872

Net income				405		405
Dividends paid				- 186		-186
Buyback treasury stock		- 71				- 71
Currency translation adjustment					- 68	- 68
Unrealized losses on marketable securities					13	13
Unrealized gains on hedges					11	11
Stock-based compensation			35			35
Convertible bonds & stock options exercised			3			3
Other changes			- 1		1	0

06/30/2003	315	- 444	222	3,090	- 169	3,014

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP SIX MONTHS ENDED JUNE 30

	2003	2002

	In € millions — unaudited
Net income before minority interest	405	- 167
Minority interest	3	2

Net income	408	- 165
Depreciation and amortization	102	111
Gains/losses on disposal of property, plant and equipment and marketable equity securities, net	0	- 2
Losses from equity investments, net	0	372
Write-downs of financial assets, net	11	100
Impacts of hedging	3	49
Change in accounts receivable and other assets	348	252
Change in deferred stock compensation	35	29
Change in reserves and liabilities	- 555	- 412
Change in deferred taxes	36	- 16
Change in other current assets	- 52	- 43
Change in deferred income	471	464

Net cash provided by operating activities	807	739
Purchase of intangible assets and property, plant and equipment	- 101	- 135
Purchase of financial assets	- 11	- 26
Change in the scope of consolidation	0	- 5
Proceeds from disposal of fixed assets	16	19
Investment in Commerce One	0	- 2
Change in liquid assets (maturities greater than 90 days) and marketable securities	- 226	17	1)

Net cash used in investing activities	- 322	- 132
Dividends paid	- 186	- 182
Purchase of treasury stock	- 71	- 150
Impacts of convertible bonds, net	2	6
Other changes to additional paid-in-capital	- 1	- 4
Proceeds from/repayments of line of credit and long-term debt	122	- 2
Effect of 2002 STAR-hedge	0	- 43
Effect of 2003 STAR-hedge	- 9	0

Net cash used in financing activities	- 143	- 375
Effect of foreign exchange rates on cash	- 25	- 123

Net change in cash and cash equivalents	317	109	1)

Cash and cash equivalents at the beginning of the period	1,122	755	1)

Cash and cash equivalents at the end of the period	1,439	864	1)

1)	adjusted for restricted cash

CONSOLIDATED INCOME STATEMENTS SAP GROUP 2. QUARTER

			Change
	2003	2002	in %

	In € millions — unaudited
Pro forma EBITDA reconciliation
Net income	219	- 232	194%
Minority interest	1	0	n/a
Income taxes	127	125	2%
Net income before income taxes	347	- 107	424%
Financial income, net	- 5	455	101%
Other non-operating income/expenses, net	- 2	- 28	- 93%
Operating income	340	320	6%
Depreciation & amortization	52	57	- 9%
Pro forma EBITDA	392	377	4%
As a % of sales	24%	21%

Pro forma operating income reconciliation
Operating income	340	320	6%
LTI/STAR	41	- 18	328%
Settlement of stock-based compensation programs	1	15	- 93%
Total stock-based compensation	42	- 3	1,500%
Acquisition-related charges	6	7	- 14%
Pro forma operating income excluding stock-based compensation & acquisition-related charges	388	324	20%
As a % of sales	24%	18%

Finance income	5	- 455	101%
thereof impairment-related charges	- 2	- 390	- 99%

Income before income taxes	347	- 107	424%
Income taxes	127	125	2%
Effective tax rate	37%	n/a

Pro forma net income reconciliation
Net income	219	- 232	194%
Stock-based compensation, net of tax	27	- 2	1,521%
Acquisition-related charges, net of tax	3	4	- 29%
Impairment-related charges, net of tax	2	385	- 99%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	251	155	62%

Pro forma EPS reconciliation
Earnings per share (in €)	0.71	- 0.74	194%
Stock-based compensation	0.09	- 0.01	1,000%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.00	1.23	- 100%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges	0.81	0.49	62%

Weighted average number of shares (in thousands)	310,580	313,853	- 1%

CONSOLIDATED INCOME STATEMENTS SAP GROUP SIX MONTHS ENDED JUNE 30

			Change
	2003	2002	in %

	In € millions — unaudited
Pro forma EBITDA reconciliation
Net income	405	- 167	343%
Minority interest	3	2	50%
Income taxes	250	185	35%
Net income before income taxes	658	20	3,190%
Financial income, net	- 8	514	102%
Other non-operating income/expenses, net	- 12	- 28	- 57%
Operating income	638	506	26%
Depreciation & amortization	102	111	-8%
Pro forma EBITDA	740	617	20%
As a % of sales	23%	18%

Pro forma operating income reconciliation
Operating income	638	506	26%
LTI/STAR	40	22	82%
Settlement of stock-based compensation programs	2	20	- 90%
Total stock-based compensation	42	42	0%
Acquisition-related charges	12	14	- 14%
Pro forma operating income excluding stock-based compensation & acquisition-related charges	692	562	23%
As a % of sales	22%	16%

Finance income	8	- 514	102%
thereof impairment-related charges	- 12	- 402	- 97%

Income before income taxes	658	20	3,190%
Income taxes	250	185	35%
Effective tax rate	38%	n/a

Pro forma net income reconciliation
Net income	405	- 167	343%
Stock-based compensation, net of tax	27	27	0%
Acquisition-related charges, net of tax	7	8	- 15%
Impairment-related charges, net of tax	12	396	- 97%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	451	264	71%

Pro forma EPS reconciliation
Earnings per share (in €)	1.31	- 0.53	343%
Stock-based compensation	0.09	0.08	13%
Acquisition-related charges	0.02	0.02	0%
Impairment-related charges	0.03	1.27	- 98%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.45	0.84	71%

Weighted average number of shares (in thousands)	310,848	314,090	- 1%

GENERAL The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per June 30, 2003 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2002, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2002 filed with the SEC.

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total

12/31/2002	18	73	91

Additions	—	1	1
Disposals	—	—	—

03/31/2003	18	74	92

Additions	—	—	—
Disposals	—	—	—

06/30/2003	18	74	92

Six companies, in which SAP directly holds between 20 % and 50 % of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.

STOCK-BASED COMPENSATION SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

The weighted average fair value of the Company’s stock-based awards granted in the first and second quarter of 2003 under SAP SOP 2002 amounts to € 32.04 per option and was calculated using the following weighted average assumptions:

Expected life (in years)	2.5
Risk free interest rate	2.6%
Expected volatility	68%
Expected dividends	0.73%

The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net income

	Q2 2003	H1 2003	Q2 2002	H1 2002
	In € millions	In € millions	In € millions	In € millions

As reported	219	405	- 232	- 167
Add/minus: Expense for stock-based compensation, net of tax according to APB 25	26	25	- 11	14
Minus: Expense for stock-based compensation, net of tax according to FAS 123	48	87	35	69

Pro forma	197	343	- 278	- 222

Earnings per share

	Q2 2003	H1 2003	Q2 2002	H1 2002
	€	€	€	€

Basic — as reported	0.71	1.31	- 0.74	- 0.53
Diluted — as reported	0.70	1.31	- 0.74	- 0.53
Basic— pro forma	0.63	1.10	- 0.89	- 0.71
Diluted — pro forma	0.63	1.10	- 0.89	- 0.71

Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of June 30, 2003 amounts to approximately 14 million. For further information to our stock-based compensation plans we refer to our most recent Annual Report 2002 on Form 20-F filed with the SEC.

Subscribed Capital At June 30, 2003, SAP AG had 315,077,557 no-par ordinary shares issued with a calculated nominal value of € 1 per share.

In the first half of the year the number of ordinary shares increased by 114,951 (Q2: 96,500), representing € 114,951 (Q2: € 96,500) resulting from the exercise of awards granted under certain stock based compensation programs.

TREASURY STOCK As of June 30, 2003, SAP had acquired 4,405 thousand of its own shares, representing € 4,405 thousand or 1.4 % of capital stock. In the first half of the year 2003 889 thousand shares were acquired under the buyback program at an average price of approximately € 79.49 per share, representing € 889 thousand or 0.3 % of capital stock. All shares were acquired in the first quarter. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

In the first half of the year of 2003, SAP AG acquired an additional 205 thousand (Q2: 123 thousand) of its own ordinary shares, representing € 205 thousand or 0.07 % of capital stock (Q2: €123 thousand or 0.04%) at an average market price of € 90.60 per share (Q2: € 99.43) in conjunction with certain stock based compensation programs. Such shares were transferred to employees during the year at an average price of € 59.46 per share (Q2: € 55.93).

In the first half of the year certain of SAP AG’s foreign subsidiaries purchased an additional 245 thousand ADRs (Q2: 74 thousand) at an average price of US $22.59 per ADR (Q2: US $26.27). Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US $19 (Q2: US $21.97) per ADR by an administrator. The Company held no ADRs at June 30, 2003.

SEGMENT INFORMATION The segment information for the periods presented are as follows:

Q2 2003

	Product	Consulting	Training	Total

	In € millions
External revenue	1,090	463	78	1,631
Internal revenue	96	123	17	236

Total revenue	1,186	586	95	1,867

Segment expenses	- 545	- 470	- 75	- 1,090

Segment contribution	641	116	20	777

Segment profitability	54.0%	19.8%	21.1%

Q2 2002

	Product	Consulting	Training	Total

	In € millions
External revenue	1,112	533	122	1,767
Internal revenue	65	136	24	225

Total revenue	1,177	669	146	1,992

Segment expenses	- 615	- 532	- 99	- 1,246

Segment contribution	562	137	47	746

Segment profitability	47.7%	20.6%	32.7%

01/01/ — 06/30/2003

	Product	Consulting	Training	Total

	In € millions
External revenue	2,057	924	160	3,141
Internal revenue	197	227	32	456

Total revenue	2,254	1,151	192	3,597

Segment expenses	- 1,065	- 946	- 149	- 2,160

Segment contribution	1,189	205	43	1,437

Segment profitability	52.8%	17.8%	22.4%

01/01/ — 06/30/2002

	Product	Consulting	Training	Total

	In € millions
External revenue	2,128	1,054	236	3,418
Internal revenue	164	246	45	455

Total revenue	2,292	1,300	281	3,873

Segment expenses	- 1,233	- 1,065	- 195	- 2,493

Segment contribution	1,059	235	86	1,380

Segment profitability	46.2%	18%	30.7%

The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	Q2 2003	H1 2003	Q2 2002	H1 2002

		In € millions
Total revenue for reportable segments	1,867	3,597	1,992	3,873
Elimination of internal revenues	- 236	- 456	- 225	- 455
Other external revenues	7	17	11	18

	1,638	3,158	1,778	3,436

The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

	Q2 2003	H1 2003	Q2 2002	H1 2002

	In € millions
Total contribution for reportable segments	777	1,437	746	1,380
Contribution from activities outside the reportable segments	- 394	- 756	- 430	- 832
Stock based compensation expenses	- 42	- 42	3	- 42
Other differences	0	- 1	0	- 1

Operating income	341	638	319	505

Other non-operating income/expenses, net	2	12	28	28
Finance income, net	5	8	- 454	- 513

Income before income taxes	348	658	- 107	20

GEOGRAPHIC INFORMATION The following tables present a summary of operations by geographic region. The following amounts are based on consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

Sales by operation

	Q2 2003	H1 2003	Q2 2002	H1 2002

	In € millions
Germany	392	755	397	773
Rest of EMEA1)	550	1,041	579	1,089

Total EMEA	942	1,796	976	1,862

United States	397	772	468	935
Rest of America	109	202	125	245

Total America	506	974	593	1,180

Japan	91	202	118	207
Rest of Asia-Pacific	99	186	91	187

Total Asia-Pacific	190	388	209	394

	1,638	3,158	1,778	3,436

Income before income tax

	Q2 2003	H1 2003	Q2 2002	H1 2002

	In € millions
Germany	234	469	- 278	- 207
Rest of EMEA1)	69	119	92	130

Total EMEA	303	588	- 186	- 77

United States	23	35	21	13
Rest of America	4	8	28	34

Total America	27	43	49	47

Japan	7	19	21	34
Rest of Asia-Pacific	10	8	9	16

Total Asia-Pacific	17	27	30	50

	347	658	- 107	20

Employees

	06/30/2003	06/30/2002

Germany	12,633	12,621
Rest of EMEA1))	6,746	6,827

Region EMEA	19,379	19,448

United States	4,659	5,150
Rest of America	1,438	1,491

Region America	6,097	6,641

Japan	1,324	1,222
Rest of Asia-Pacific	2,161	2,034

Total Asia-Pacific	3,485	3,256

	28,961	29,345

1)	Europe/Middle East/Africa

FINANCIAL CALENDAR

2003
OCTOBER 16	Preliminary figures for Q3 2003
2004
JANUARY 22	Preliminary figures for fiscal 2003 Press, analyst, and telephone conference in Frankfurt, Germany
APRIL 22	Preliminary figures for Q1 2004
MAY 6	Annual General Meeting in Mannheim, Germany
MAY 7	Dividend payment
JULY 22	Preliminary figures for Q2 2004
OCTOBER 21	Preliminary figures for Q3 2004

SAP AG
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Germany
Telephone +49 / 6227 / 7-47474
Telefax +49 / 6227 / 7-57575
Internet www.sap.com
E-Mail info@sap.com

All international subsidiaries and sales partners are listed at www.sap.com under “Contact us”.

INFORMATION ABOUT CONTENT:
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